

June 13, 2022

Dylan Bramhall
Chief Financial Officer
Sunoco LP
8111 Westchester Drive, Suite 400
Dallas, Texas 75225

      Re: Sunoco LP
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 18, 2022
           File No. 001-35653

Dear Mr. Bramhall:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation